Exhibit 99.1

News
FOR IMMEDIATE RELEASE

Bank of Montreal Announces Results of Conversion Privilege of Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 33 (NVCC)

TORONTO, August 13, 2020 – Bank of Montreal (the “Bank”) (TSX:BMO)(NYSE:BMO) today announced that none of its 8 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 33 (Non-Viability Contingent Capital (NVCC)) (the “Preferred Shares Series 33”) will be converted on August 25, 2020 into Non-Cumulative Floating Rate Class B Preferred Shares, Series 34 (Non-Viability Contingent Capital (NVCC)) of the Bank (the “Preferred Shares Series 34”).

During the conversion period which ran from July 27, 2020 to August 10, 2020, 118,563 Preferred Shares Series 33 were tendered for conversion into Preferred Shares Series 34, which is less than the minimum 1,000,000 required to give effect to the conversion, as described in the Preferred Shares Series 33 prospectus supplement dated May 29, 2015. As a result, no Preferred Shares Series 34 will be issued on August 25, 2020 and holders of Preferred Shares Series 33 will retain their shares.

The Preferred Shares Series 33 are currently listed on the Toronto Stock Exchange under the symbol BMO.PR.Y. As previously announced on July 27, 2020, the dividend rate for the five-year period commencing on August 25, 2020, and ending on August 24, 2025, will be 3.054%.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $987 billion as of April 30, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Enquiries:

Bill Anderson, Toronto, bill2.anderson@bmo.com, (416) 867-7834

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